Mail Stop 3561

							August 2, 2005


Leonard Luner
Chief Executive Officer
Originally New York, Inc.
2505 Anthem Village Drive, Suite E-404
Henderson, NV  89052


RE:	Originally New York, Inc.
	Change in Independent Public Accountants
            File No. 0-50013


Dear Mr. Luner:

          We have the following comments with respect to your change in independent accountants.
If you disagree with our comments we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. We have received a letter from Beckstead and Watts LLP dated
July
20, 2005 stating that they resigned and that the client-auditor relationship with you has ceased. This event requires you to file an
Item 4 Form 8-K. Our records do not indicate that you have done this. Please do so.
2. The Form 8-K should include all of the information required by
Item 304 of Regulation S-B. Since the Form 8-K was due within four business days of the resignation, it should be filed immediately.


Leonard Luner
Originally New York, Inc.
August 2, 2005
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	Your filing should include a cover letter providing the information and representations requested above. Please file the
cover letter as correspondence on our EDGAR system.   Any
questions
regarding the above should be directed to Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to Robert Benton at
(202) 551-3804 or to me at (202) 551-3841

							Sincerely,



							Michael Moran
						            Branch Chief


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